[SABRE HOLDINGS CORPORATION LETTERHEAD]

January 23, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Kathleen Collins, Assistant Branch Chief

Re:                          Sabre Holdings Corporation
Form 10-K for Fiscal Year Ended December 31, 2004, filed March 11, 2005
Form 8-K/A filed October 5, 2005
File no. 1-12175

Dear Ms. Collins:

On behalf of Sabre Holdings Corporation (the “Company” or “Sabre”), I am responding to the letter of January 6, 2006 containing comments of the Division of Corporation Finance on the above-referenced filings.  To facilitate your review, I have set forth each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, page 63

1.                                      We note that goodwill and intangible assets are presented as one line time in your Consolidated Balance Sheets.  Further you disclose in your accounting policy for Goodwill and Long-Lived Assets that goodwill resulting from joint ventures is included in investments in joint ventures.  Tell us the nature of transactions that resulted in goodwill being recorded for joint ventures if other than a business combination.  If goodwill relating to joint ventures relates to a business combination, explain why it is not segregated on the balance sheet apart from investments in joint ventures.  In addition tell us how you considered paragraphs 42 and 43 of SFAS 142 as it relates to presenting goodwill and intangible assets as one line item.

RESPONSE:

We acknowledge that paragraphs 42 and 43 of SFAS 142 require intangible assets and goodwill to be presented as separate line items in the statement of financial position.  Nevertheless, based on the guidance contained in Article 5 of Regulation S-X regarding line item requirements for intangible assets and other assets (§210.5-02 paragraphs 15 and 17

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respectively) we concluded that net intangible assets were not material enough to require separate line item disclosure.  Net intangible assets represented only 2% of total assets.  Additionally, no individual intangible asset class represented more than 5% of total assets.  We did, however, provide a detailed schedule breaking out goodwill, intangible asset classes and the associated accumulated amortization in Footnote 2, Summary of Significant Accounting Policies, in our Form 10-K for the fiscal year ended December 31, 2004.

We disclosed in the same Footnote 2 that goodwill resulting from joint ventures, equity method goodwill, is included in investments in joint ventures on the face of the balance sheet.  This amount represents the excess of the cost of an investment in a joint venture over the amount of underlying equity in the net assets of the joint venture.  APB 18.19(b) footnote 9 (as amended by SFAS 142) refers to this excess basis as “goodwill associated with equity method investments.”  APB 18.19(c) requires that such excess basis be classified as investments on the face of the balance sheet. Because the reference in APB 18.19(b) refers to the excess basis as goodwill, we believe our disclosure is technically correct.  Nevertheless, we acknowledge that separately disclosing the excess basis in joint ventures and excluding it from the goodwill amount in the disclosure table, so that the goodwill amount in the table agrees to the face of the balance sheet, might be clearer to the readers of the financial statements.  Accordingly, in our future filings we will separately disclose the excess basis over the underlying equity in joint ventures, and exclude it from the goodwill table.

Consolidated Statement of Income, page 64

2.                                      We note that you have product revenue from sale of licenses.  Tell us how you considered Rule 5-03(b)(l) and (2) of Regulation S-X in separately disclosing product and service revenues and their respective costs.

RESPONSE:

Our revenue from the sale of licenses was $26.7 million for the year ended December 31, 2004 out of total revenues of $2.1 billion for the same period.  Rule 5-03(b) and Rule 5-03(b)(1) of Regulation S-X state that any class of income that does not exceed 10 percent of total revenues may be combined with another income class.  Accordingly, we did not include revenue from the sale of licenses as a separate line item on our income statement.

3.                                      We note the classification of amortization of intangible assets in other operating assets.  Tell us how you considered recording amortization of intangible assets in Cost of Revenues.

RESPONSE:

We believed that a separate line item disclosure for intangible amortization would be helpful to the reader.  In most cases, the amortization was similar in nature to selling, general and administrative expense and properly excluded from gross profit.  In hindsight, our purchased

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January 23, 2006

technology amortization could have been considered as a component of cost of revenues.  In any case, we believe that any change to our historical classification would not be material to the financial statements.  These amounts were fully amortized in 2005, would have been approximately 2% and 2.5% of our cost of revenues in 2004 and 2003, respectively, and decreased our gross profit percentage by approximately 1% and 1.5% in 2004 and 2003, respectively.  Because we have recently added additional purchased technology from the lastminute.com acquisition completed in July 2005, we will begin classifying the lastminute.com purchased technology as a component of cost of revenues in future filings.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation, page 67

4.                                      You disclose that investment in joint ventures and investment in common stock of other companies are recorded using the equity method or at cost.  Provide to us and tell us how you considered including within your financial statement note disclosures pursuant to paragraph 20 of APB 18.

RESPONSE:

To assess if we need to make disclosures required by paragraph 20 of APB 18, we use the “significant subsidiary” test from Rule 1-02(w) of Regulation S-X.  We perform the test on the aggregate results of all of our joint ventures. The results of the test at December 31, 2004 were as follows (in thousands):

Sabre’s investments in joint ventures	Total Assets

$176,249	$3,017,977	5.8%

Sabre’s portion of assets held by joint ventures	Total Assets

$142,386	$3,017,977	4.7%

Equity in the pre-tax income of joint ventures (includes only joint ventures with net income)	Sabre pre tax income (adjusted for joint ventures with net losses)

$26,484	$266,820	9.9%

Equity in the pre-tax income of joint ventures (includes only joint ventures with net losses)	Sabre pre tax income (adjusted for joint ventures with net losses)

($9,759)	$266,820	3.7%

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Because the results of all three tests were below 10%, we determined that our joint ventures did not meet the definition of a significant subsidiary individually or in the aggregate and thus did not require any additional disclosures.  Please note that we have disclosed in the “Significant Events” footnote of our financial statements any significant transactions or developments related to these investments.

Revenue Recognition, page 69

5.                                      We note that revenues for Sabre Travel Network and Travelocity in are recorded at the time reservations are booked for air travel or at the time hotel and other reservations are used by the consumer.  In addition we note that Travelocity recognizes merchant revenue for stand-alone air travel at the time the travel is marketed to the consumer and for vacation packages and hotel stats at the date of check-in.  Explain why timing for recognizing revenue from air travel differs from the timing of revenue recognition for vacation packages, hotel reservations and other services/products.  In addition explain why pursuant to your merchant business model air travel is recognized at the time of the travel is marketed.  In your response tell us the criteria you consider in determining when revenue should be recognized and the authoritative literature that supports you accounting.

RESPONSE

Our revenue recognition policies for our Sabre Travel Network segment and our Travelocity segment are outlined below.  We have considered the requirements of Staff Accounting Bulletin 104 Revenue Recognition (“SAB 104”) in determining the appropriate recognition treatment for each revenue stream.

SAB 104 states that revenue generally is realized or realizable and earned when all of the following criteria are met:

•                  There is persuasive evidence that an arrangement exists;

•                  Delivery has occurred or services have been rendered with risks of ownership transferred to the buyer;

•                  The seller’s price to the buyer is fixed or determinable; and

•                  Collectibility is reasonably assured.

In addition to the general principles listed above, we have also considered the extensive additional guidance contained in SAB 104.

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January 23, 2006

Sabre Travel Network

Our Sabre Travel Network segment collects booking fee revenue from airlines, hotel, car rental and other travel providers in exchange for processing travel reservations through the Sabre global distribution system.  For air travel reservations, booking fee revenue is recognized at the time the reservation is made (at time of booking), net of estimated future cancellations.  Revenue is recorded at the time of the booking for air travel providers because:

•                  Air travel providers are contractually obligated to pay the booking fee when the reservation is made and thus an arrangement exists.

•                  Services have been rendered once the reservation has been processed through the Sabre global distribution system.

•                  The price is determinable because the booking fee rate is contractual and payment is not contingent upon the consumer’s use of the reservation (i.e., regardless of whether the traveler takes the booked flight).  In addition, we are able to estimate the cancellation rate of air travel reservations based on our past experience.

•                  Bad debt expense has historically been low and collectibility is reasonably assured.  Billings for air travel booking fees are processed through the Airline Reporting Corporation (ARC) clearinghouse, which further reduces non-payment risk.

Regarding cancellations, we have specifically considered the guidance in SAB 104 4A, Question 2, and believe that we have a large homogenous pool of transactions and sufficient history with airline reservations to reliably estimate cancellations.

For car, hotel, and other travel providers, booking fee revenue is recognized at the time the reservation is used by the consumer (e.g., when the traveler stays at the hotel).  The contractual arrangements between Sabre Travel Network and those providers specify that the booking fee is earned upon the consumer’s use of the reservation.  Unlike air travel bookings, payment of these booking fees is contingent on a future event (i.e., consumption of the travel service).  Furthermore, air booking fees are billed at the time of booking, whereas non-air bookings are billed only after consumption of the travel service.  Additionally, a large percentage of air travel bookings are non-cancelable, whereas in most instances the consumer may cancel a non-air booking until close to the time of consumption.  Cancellation rates for non-air bookings are less predictable than for air bookings.  Based on the above, we have historically recognized non-air booking revenue at the time of consumption rather than at the time of booking.

Travelocity

Our Travelocity business segment receives commissions from travel suppliers for bookings made through our Travelocity websites.  Revenue is recognized for air travel commissions at the time of booking because:

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•                  Air travel providers are contractually obligated to pay the commission when the ticketing requirements have been fulfilled, which is generally the time of booking, and thus an arrangement exists.

•                  Services have been rendered once the ticketing requirements have been fulfilled and the customer receives a confirmation.

•                  The price is considered determinable because the commission rate is contractual and payment of the commission is not contingent upon the consumer’s use of the reservation.  A large portion of the tickets booked through Travelocity are non-refundable, and our experience has been that cancellations have been immaterial.  During 2005, air travel commissions related to cancelled tickets were less than $200,000.

•                  Bad debt expense has historically been low and collectibility is reasonably assured.  Billings for air travel commissions are processed through the Airline Reporting Corporation (ARC) clearinghouse, which further reduces non-payment risk.

Prior to 2004, Travelocity recognized hotel and car commissions on a cash basis because it did not have an effective means to estimate unused reservations (“no shows”).  The hotels and other non-air travel providers do not pay commissions for no shows.  Effective in 2004, Travelocity began recognizing car and hotel commissions on an accrual basis at the time of travel consumption, because we had gained sufficient historical data to estimate no shows.  Because Travelocity is paid for hotel and car reservations only after actual consumption of those services, and Travelocity does not earn commissions for no shows, we recognize revenue for hotel and car commissions as those services are consumed.

In addition, our revenue recognition policies for Travelocity’s air, hotel and car commissions are consistent with Sabre Travel Network’s revenue recognition policies for booking fee revenues, which are recognized simultaneously.

Net Rate Transactions

Travelocity instituted a net rate business model (which we also referred to in our Form 10-K for the year ended December 31, 2004 as “merchant model”) for air travel in 2001 and for hotels and vacation packages in 2002.  Travelocity has negotiated with travel suppliers for the right to access travel content at pre-determined net rates.  Travelocity assumes no inventory risk in its model.  Net rate travel offerings can include air travel, hotel stays, car rentals and dynamically packaged combinations of those components.  We market those offerings to travelers at a price that includes an amount sufficient to pay the travel supplier its charge for providing the travel accommodations, along with any applicable occupancy and other local taxes we expect will be invoiced to us by the travel supplier on that charge, as well as additional amounts representing our service fees.  This type of business model is sometimes called a “merchant model” because Travelocity acts as the merchant of record for credit card processing.

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January 23, 2006

For net rate transactions, Travelocity requires pre-payment by the traveler at the time of booking.  Travelocity recognizes revenue for stand-alone net rate air travel at the time the travel is booked.  Travelocity recognizes revenue for net rate hotel stays and vacation packages at the date of consumption by the traveler.  Further discussion of our revenue recognition policies for each of these products is addressed below.

For stand-alone net rate air, we evaluated the criteria of SAB 104 in concluding that revenue is realized and earned at the time of booking:

•                  An arrangement exists at the time of purchase by the consumer, as evidenced by the processing of the credit card and the issuance of the air ticket.

•                  Services have been rendered once the ticketing requirements are fulfilled and the customer receives a confirmation.

•                  The price to the consumer is determinable at the time ticketing is completed, because these tickets are non-refundable under the published terms of the Travelocity web site.

•                  Collectibility is reasonably assured because the consumer’s credit card is charged once the ticketing requirements are fulfilled.

This policy has the additional benefit of allowing Travelocity’s stand-alone net rate air revenue recognition to mirror the recognition of air booking fees for reservations processed through Sabre Travel Network.

For stand-alone net rate hotel offerings, travelers have the ability to cancel reservations for a $25 fee generally up to 48 hours prior to check-in, subject to the individual hotel’s cancellation policy.  The third criterion of SAB 104 indicates that the price is fixed or determinable when a customer does not have the unilateral right to cancel the contract and receive a cash refund.  Because the hotel reservation transaction can generally be canceled by the consumer until shortly before consumption occurs, and the consumer receives a refund of price paid net of a nominal cancellation fee, we concluded that recognizing the revenue at the time of consumption is proper.  Furthermore, because the net rate business model has been in place only since 2002 for hotels, Travelocity does not yet have hotel cancellation data that would allow us to accurately estimate cancellation rates in order to recognize revenue for net rate hotel offerings at the time of booking.  Moreover, this revenue recognition policy is consistent with Travelocity’s recognition of hotel commissions and Sabre Travel Network’s recognition of hotel booking fee revenue.

Vacation packages include various combinations of air travel, hotel and other travel products and services.  In 2004, substantially all vacation packages sold by Travelocity included a hotel component.  Because net rate vacation offerings are priced as a package as opposed to individual components, and because the hotel component requires revenue to be recognized at time of consumption, for consistency we consider it proper to recognize the revenue on the entire

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vacation package at time of consumption.  Because all of the components in a vacation package are consumed at the time of travel, we believe that the unit of accounting should be the entire package and not the individual components.

In addition, we believe that all of the revenue recognition policies described above are substantially consistent with other travel service providers in our industry.

Recent Accounting Pronouncements, page 79

6.                                      We note from your disclosures the Company determined that investment in joint ventures and other investments are not required to be consolidated pursuant to FIN 46.  Tell us whether you have an interest in variable interest entities in which you are not the primary beneficiary.  If so, tell us how you considered the disclosing information pursuant to paragraphs 23 through 26 of FIN 46R.

RESPONSE:

We closely monitor our investments, as well as the inclusion of our capital lease in a portfolio of assets held by a non-affiliated entity, in accordance with the guidance in FIN 46(R).  Based on the specific guidance in FIN 46(R) paragraph 12 for our capital lease of the headquarters facility and the exemptions to the scope of this interpretation in paragraph 4(b) for our investments in joint ventures, we determined that we did not have an interest in a variable interest entity in 2004.

Customer Incentives, page 71

7.                                      You disclose that certain services with significant subscribers contain booking productivity clauses and other provisions that allow subscribers to receive cash payments and/or various amounts of additional equipment and other services from the Company at no cost.  In addition we note that payments to subscribers at inception or modification of service contract are deferred and amortized over the service contract.  Explain whether incentives provided to customers are recognized as expense or as a reduction of revenue.  Further explain your basis for recognizing up front payments over the expected term of the service contract and whether they are netted against revenue.  In your response provide the authoritative literature that supports your accounting and address your consideration of EITF 01-9.

RESPONSE:

Most revenue recognized by Sabre Travel Network comes from booking fee payments by suppliers of travel services.  Booking fees are paid by airlines, hotels, car rental companies, tour operators and other travel suppliers that market through the Sabre GDS.

Revenues from subscribers (e.g., travel agents) are relatively limited.  We charge subscribers for services and recognize the associated revenue on a monthly basis.  Subscriber

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revenue primarily comprises charges for hardware, software and telecommunications services.  Subscribers are not, however, required to use Sabre Travel Network’s equipment or telecommunications facilities to access the Sabre system.  Most subscribers contract with third party vendors for these services.  Sabre Travel Network also charges subscribers for optional functionality.  Different categories of travel agents choose varying levels of software functionality to meet their specific needs.  For instance, a sophisticated corporate travel agency may choose TurboSabre, which is an advanced point of sale interface and application development tool that enables greater functionality, such as customized screens, automated quality control and database integration.  Home based agents would likely elect to use simpler, lower cost tools.

Incentives paid to our subscriber agency customers are recognized as expense, rather than as contra revenue.  Incentive payments are primarily used to reward actual bookings productivity by a subscriber using the Sabre GDS.  Those incentive payments are expensed as the subscriber earns the incentive based on the applicable contractual terms.  We also may pay an incentive at the inception of a subscriber contract, or upon contract renewal, in order to induce an agency to choose the Sabre GDS as its primary booking system.  In general, we expense up front incentives over the expected term of the contract.

Incentives are principally based on the volume of bookings that the subscriber actually produces, or the volume of bookings that we expect the subscriber to produce over the term of the contract, taking into consideration our cost to provide the level of hardware, software or telecommunications services selected by the subscriber.  Generally speaking, the incentive paid per booking increases with the volume of bookings.  Therefore, incentive payments are not principally a function of the revenue that we receive directly from the subscriber, nor are they principally based on the level of hardware, software or telecommunications services that we provide to the subscriber.

Regarding the recognition of incentive costs as an expense in the Sabre Holdings Corporation financial statements, Paragraph 9 of EITF 01-9 states:

9.     The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.  That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.     The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration.  In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange

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transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.     The vendor can reasonably estimate the fair value of the benefit identified under condition (a).  If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

We believe that the incentive payments to Sabre Travel Network subscribers meets the conditions for expensing described in clauses (a) and (b) of Paragraph 9 of EITF 01-9.

With respect to volume based incentives, Sabre Travel Network receives an identifiable benefit in the form of bookings produced by the subscriber, which result in bookings fees from airlines and other travel suppliers.  With respect to advance incentives, Sabre Travel Network also receives a benefit in the form of bookings expected to be produced by the subscriber over the term of the agreement.  In determining the amount to pay as incentives to a subscriber, we analyze the number of bookings we expect from the subscriber and the associated booking fee revenue from suppliers.  We negotiate with the subscriber, based on the competitive marketplace, how much of the incentives will be paid up front and how much will be paid based on actual bookings performance over the term of the contract.

In the case of both up front and ongoing incentive payments, the bookings benefit that Sabre Travel Network receives from the subscriber is separable from the services that Sabre Travel Network provides to the subscriber – because the subscriber can choose to obtain hardware, software and telecommunications services from another vendor, and can choose its own level of added functionality.  The payment of booking fees results from a separate transaction between Sabre Travel Network and travel suppliers.  Sabre Travel Network receives the benefit of the booking fee from the supplier, regardless of the vendor that provides hardware, software and telecommunications services to the subscriber, and regardless of the level of functionality selected by the subscriber, so long as the subscriber makes its booking through the Sabre GDS.  Sabre Travel Network can reasonably estimate the fair value of subscriber bookings based on expected payments of booking fees by suppliers.

In regards to recording up front payments as an asset and amortizing the expense over the expected contract term, FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, an amendment of FASB Statements No. 13, 60 and 65 and recission of FASB Statement No. 17 (“Statement 91”) provides in paragraph 5 that direct loan costs may be deferred and ultimately recognized over the related revenue period of the loan.  This guidance is referred to in Staff Accounting Bulletin 104, Revenue Recognition, regarding the recognition of the incremental direct costs incurred related to the acquisition or origination of a customer contract in a transaction.

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We believe the up front incentive payments to subscribers represent an advance of volume-based bookings compensation, which would otherwise be tied to actual bookings performance by the subscriber.  We negotiate with the subscriber, based on the competitive marketplace, how much of the incentives will be paid up front and how much will be paid based on actual bookings performance over the term of the contract.  In some contracts, we require repayment of a pro rata amount of any up front payments if the contract is terminated early by the subscriber, based on the shortfall versus the expected bookings production.  We also believe that the advance payments are an incremental direct cost associated with obtaining the customer contract.  Accordingly, we believe the cost should be amortized over the expected contract period.

Note 10: Income Taxes, page 104

8.                                      You disclose that a change in Treasury regulations in 2003 resulted in the reversal of previously accrued taxes ($18 million) in 2004.  Explain the nature of the change in Treasury Regulations and why the reversal of accrued taxes impacted fiscal year 2004 as opposed to 2003 considering the change was effective in 2003 tax year.  In addition tell us why the reversal of, what appears to be a current income tax liability, was not offset by and adjustment to deferred taxes (i.e. this appears to be a temporary timing difference).

RESPONSE:

On December 31, 2003, the Internal Revenue Service (“IRS”) issued final regulations (“Regulations”)(1) addressing among other things the appropriate federal income tax treatment of payments made by a taxpayer to another party to create, originate, enter into, renew or renegotiate with that party an agreement providing the taxpayer with the right to be compensated for the use of tangible or intangible property.  The Regulations apply to amounts paid or incurred on or after December 31, 2003.

Before the issuance of the Regulations, the federal income tax treatment by Sabre Travel Network of upfront incentive payments that it made to its subscribers (“Incentive Payments”) was not well-settled.  Based on our interpretation of the then-applicable law, we deducted the Incentive Payments on our federal income tax return in the year in which the payments were incurred.  Because the law was not well-settled, we accrued additional tax expense on our financial statements related to exposure for interest that could have been associated with any tax liabilities we would have incurred if the IRS successfully challenged our interpretation of the applicable tax laws.

(1) The final regulations are set forth (in relevant part) in Treasury Regulation Section 1.263(a)-4.

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In addition, we have consistently applied a financial statement accounting policy that includes interest associated with income tax liabilities as a component of income tax expense for financial statement purposes.  The treatment of interest as described herein is consistent with that policy.

The Regulations, however, clarified the uncertainty regarding the tax treatment of payments such as the Incentive Payments.  As a result, Sabre Travel Network is required to capitalize (and generally amortize ratably over the term of each subscriber contract) those Incentive Payments, effective with respect to payments incurred on or after December 31, 2003.  In addition, the Regulations and other guidance issued by the IRS(2) made clear that the IRS will not require a taxpayer to change its method of accounting for the same item for a taxable year before the year in which the accounting method change becomes effective.  Therefore, assuming that a taxpayer complies with the requirements set forth in the Regulations and other IRS guidance for implementing the change, the IRS will not challenge the taxpayer’s previous tax treatment of payments such as the Incentive Payments.

To comply with the Regulations, we were required to change our method of accounting for Incentive Payments for federal income tax purposes.  To properly implement that change in accounting method, we were required to (i) prepare and file IRS Form 3115 (Application for Change in Accounting Method) and (ii) file our 2003 federal income tax return giving effect to the change in accounting method for Incentive Payments as provided in the Regulations.  On September 14, 2004, we filed our 2003 federal income tax return reflecting the change in accounting method, and included with the return a copy of the IRS Form 3115 that we had previously filed during 2004.

As a consequence of implementing this change of accounting method by filing our 2003 federal income tax return on September 14, 2004,

(i)                                         We were deemed at the time of filing to have changed our method of accounting for Incentive Payments, and

(ii)                                      the IRS is precluded from challenging our method of accounting for Incentive Payments incurred before 2004.

Because the IRS became precluded in September 2004 from challenging our method of accounting for Incentive Payments that were incurred before 2004, in our Form 10-Q for the third quarter of 2004 we reversed the previously-accrued federal income tax expense related to the exposure for interest that could have been associated with any tax liabilities we would have incurred if the IRS successfully challenged our treatment on prior tax returns.

(2) See Section 7 of Rev. Proc. 2002-9, 2002-1 C.B. 327; Rev. Proc. 2004-23, 2004-16 IRB 785.

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The Regulations described above clarify the timing of the federal income tax deductibility of Incentive Payments.  Any difference between the timing of deductibility of Incentive Payments for tax purposes and the timing of the expense of Incentive Payments for GAAP purposes will result in a deferred tax asset or liability for financial statement purposes.  Because the reversal of previously accrued tax expense relates to our exposure for interest and not tax, such reversal does not give rise to a deferred tax asset or liability for financial statement purposes.

Form 8-K/A filed October 5, 2005

9.                                      We note your pro forma balance sheet as of June 30, 2005 and that approximately $359 million is reported in the balance sheet of lastminute.com plc for “Travel supplier liabilities and related deferred revenue.”  Tell us the portion of this balance that relates to deferred revenue and the nature of the items that comprise deferred revenue.  Further tell us whether deferred revenue represents a legal obligation assumed by your Company and how you determined the fair value of that obligation.  Refer to EITF 01-3.

RESPONSE:

Included in the $359 million of “Travel supplier liabilities and related deferred revenue” in the lastminute.com plc column of the June 30, 2005 pro forma balance sheet is approximately $30 million of deferred revenue.  Deferred revenue for lastminute.com includes unearned commissions from travel suppliers for air travel, hotel rooms, car rentals, vacation packages and cruises, which are included in deferred revenue until the date of departure for the traveler.  For arrangements with travel suppliers where we negotiate access to discounted travel content that we then market to travel consumers under our net rate programs, deferred revenue for lastminute.com also includes the difference between the amount paid by the customer for net rate offerings and the amount we are required to pay to the travel supplier for access to those offerings.

We included deferred revenue in the June 30, 2005 pro forma balance sheet as a purchased liability pursuant to EITF 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree” because we believe this liability represents a legal performance obligation.  Credits to this balance occur when a customer books travel through one of the lastminute.com websites or through its offline distribution channels.  After the booking is made and until the traveler departs, we are required to fulfill the booking on behalf of the customer (including issuing a ticket for air travel) as well as to provide customer service for the booked travel.  Customer service includes support for online or offline queries, amendments and cancellations.  Generally, customers have the ability to amend or cancel travel with little or no service charge until a few days prior to departure, or in some instances until the scheduled departure date.  If cancelled, the deferred revenue would have to be refunded, subject to our cancellation policies.

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Customers are generally able to book travel a maximum of 12 months in advance.  As a result, deferred revenue represents a short-term liability for which we concluded that the fair value equalled the book value.  The travel supplier liability and deferred revenue, subject to cancellation penalties, which are not considered significant, approximates the amount that would have to be refunded to the customer if cancelled.

* * *

In addition, as you requested in your letter, I hereby confirm on behalf of the Company that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, in addition to filing this letter via EDGAR, I have had copies delivered via facsimile to you, Tom Ferraro and Kari Jin.

Please direct any questions or comments with respect to this matter to me at (682) 605-1551, or via facsimile at
(682) 605-7522.

Sincerely,

SABRE HOLDINGS CORPORATION

By:	/s/ James F. Brashear

James F. Brashear
Corporate Secretary